082-03854

PROCESSED

SEP 21 2007

THOMSON
FINANCIAL

SUPPL

07026583

CHAIRMAN'S MESSAGE

The group achieved a profit attributable to equity holders of Rs. 821 million, a 67 per cent increase over the corresponding period in the previous year. The group recorded revenues of Rs. 8.5 billion and a profit before tax (PBT) of Rs. 1.1 billion in the first quarter of FY 2007-08, a growth of 13 and 51 per cent respectively over the corresponding period in the previous year. This substantial increase in profits is primarily attributable to the performance of the Transportation industry group and the strengthening of our balance sheet through the rights issue held earlier this year. At a company level, the net profit for the quarter was Rs. 302 million, an increase of 7 per cent over the corresponding period in the previous year.

The **Transportation** industry group maintained its steady performance during the quarter, recording a 36 per cent increase in PBT over the corresponding period in 2006. A consortium lead by JKH is one of five bidders for the proposed South Container Terminal expansion at the Colombo port.

The **Leisure** industry group recorded a loss of Rs. 351 million in the first quarter primarily due to the prevailing environment in Sri Lanka, the closing of Ellaidhoo Island Resort for refurbishment and the pre-opening operating costs of Cinnamon Island, Alidhoo. We are hopeful that tourist arrivals to Sri Lanka will improve in the remainder of the year with the lifting of advisories against travel to Sri Lanka by some embassies. The Maldives on the other hand, remains a very popular destination enjoying high occupancy and room rates. Cinnamon Island, Alidhoo, our fifth resort in the Maldives is operational from 1st July 2007 and early indications are very encouraging. Ellaidhoo Island Resort will be operational for the peak winter period. Meanwhile, internally, the industry group has undertaken a number of initiatives to further improving operational efficiency and, increasing productivity with a view to offsetting the negatives of decreased occupancies. Our resort hotel holding company, John Keells Hotels PLC, announced a rights issue to raise approximately Rs. 2.9 billion. JKH will be subscribing for its share of the rights offering as well as for any additional shares that may be available.

The **Property** industry group's PBT of Rs. 95 million this quarter was 79 per cent higher when compared to the same period in the previous year. This is attributable to the revenue recognition cycle of "The Emperor" apartment development. "The Monarch" is expected to be ready for occupation commencing in October 2007. Following the in-principle approval from the cabinet sub-committee on investment facilitation, discussions with the relevant authorities on our proposed 460 acre land reclamation and development project is progressing satisfactorily.

The **Consumer Foods & Retail** industry group maintained steady growth in revenues during the quarter despite the macro economic factors adversely affecting the spending power of consumers and the prices of both local and imported raw materials. Consequently, PBT for the quarter ended 30 June 2007 was 24 per cent lower than the corresponding period in the previous year. Apart from the macro economic factors, profits of the industry group were also partially impacted by the disruptions experienced due to the installation of the new bottling line.

The **Financial Services** industry group's PBT during the first quarter was 4 per cent higher when compared to the same period last year primarily due to higher contributions from Nations Trust Bank which offset the poor performance of our stock broking arm due to the prevailing market conditions.

CHAIRMAN'S MESSAGE

The **Information Technology** industry group recorded a loss in the first quarter primarily due to the continuing start up costs of the Business Process Outsourcing (BPO) venture.

Others, comprising of Plantation Services, Strategic Investments and Corporate Centre, recorded a PBT of Rs. 353 million during the quarter as opposed to a loss during the same period in the previous year. This significant growth is mainly on account of higher profits from the Plantation Services Sector and as stated earlier, the strengthening of the balance sheet with the proceeds of the rights issue.

The continuing violence in Sri Lanka has had a negative impact on business in general and the Leisure industry group in particular during the first quarter. To reduce the impact of the external factors, the group has embarked on an aggressive drive to generate cost efficiencies and increase productivity and the initiatives undertaken across each industry group are being tracked monthly by the Group Executive Committee. We have also implemented the "Pay for Performance" remuneration policy linking employee rewards directly to organisational performance thereby bringing greater alignment between stakeholder and employee interests.

In keeping with our vision, we will aggressively pursue investments in the region as well as opportunities in Sri Lanka which are not directly impacted by the prevailing environment. In conclusion, notwithstanding the challenging environment, our outlook for the year remains positive and we will continue with our relentless pursuit of internal efficiencies through continuous process improvements and challenging of the status quo. We believe we have developed the competencies and skills to meet the numerous challenges posed by the macro environment.

S.C. Ratnayake
Chairman

26 July 2007

CONSOLIDATED INCOME STATEMENT

For the three months ended 30th June	2007	2006	Change %	Year ended 31.03.2007
Revenue	**8,468,433**	7,511,886	13	**32,855,021**
Cost of sales	**(6,193,712)**	(5,564,346)	11	**(23,091,697)**
Gross profit	**2,274,721**	1,947,540	17	**9,763,324**
Dividend income	**-**	694	(100)	**48,634**
Other operating income	**703,445**	121,067	481	**1,180,285**
Distribution expenses	**(393,610)**	(317,982)	24	**(1,312,907)**
Administrative expenses	**(1,259,193)**	(1,025,203)	23	**(4,329,112)**
Other operating expenses	**(306,588)**	(205,434)	49	**(1,110,505)**
Finance expenses	**(497,670)**	(186,903)	166	**(1,314,490)**
Change in fair value of investment property	**-**	-	-	**109,612**
Share of results of associates	**528,547**	387,796	36	**1,700,992**
Profit on sale of non-current investments	**43,327**	-	-	**58,952**
Profit before tax	**1,092,979**	721,575	51	**4,794,785**
Tax expense	**(231,722)**	(177,014)	31	**(851,563)**
Profit for the period	**861,257**	544,561	58	**3,943,222**
Attributable to :				
Equity holders of the parent	**821,164**	491,611	67	**3,534,674**
Minority interest	**40,093**	52,950	(24)	**408,548**
	861,257	544,561	58	**3,943,222**
	Rs.	Rs.		**Rs.**
Earnings per share - basic	**1.30**	0.86		**6.15**
Earnings per share - diluted	**1.28**	0.85		**6.04**
Dividend per share	**1.00**	1.00		**3.00**

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit

CONSOLIDATED BALANCE SHEET

As at 30th June	2007	2006 Restated	As at 31.03.2007
ASSETS			
Non-current assets			
Property, plant & equipment	23,623,972	19,379,369	20,403,696
Leasehold property	952,106	965,183	955,383
Investment property	2,277,588	2,467,446	2,505,321
Intangible assets	807,560	458,657	338,761
Investments in subsidiaries & joint ventures	5,565	35,726	5,565
Investments in associates	9,112,428	3,904,977	8,515,037
Other investments	147,807	124,928	147,807
Deferred tax asset	92,074	65,004	74,013
Other non-current assets	4,576,376	3,358,520	4,807,264
	41,595,476	30,759,810	37,752,847
Current assets			
Inventories	3,529,569	2,240,391	3,400,576
Trade & other receivables	5,916,775	6,545,840	6,822,516
Amounts due from related parties	1,725	1,498	1,588
Short term investments	13,611,955	3,994,022	16,342,449
Cash in hand & at bank	1,558,440	1,511,521	1,626,473
	24,618,464	14,293,272	28,193,602
Total assets	66,213,940	45,053,082	65,946,449
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	22,258,707	9,217,820	22,245,894
Capital reserves	3,261,921	2,890,164	3,137,392
Revenue reserves	13,905,820	11,727,928	13,851,913
	39,426,448	23,835,912	39,235,199
Minority interest	3,678,917	3,560,509	3,700,313
Total equity	43,105,365	27,396,421	42,935,512
Non-current liabilities			
Non-interest bearing borrowings	30,000	30,000	30,000
Interest bearing borrowings	8,349,343	2,031,798	6,451,133
Deferred tax liabilities	580,696	530,298	591,867
Retirement benefit obligations	741,915	646,297	718,315
Other deferred liabilities	4,667	4,988	3,762
Other non-current liabilities	339,044	312,321	334,249
	10,045,665	3,555,702	8,129,326
Current liabilities			
Trade & other payables	5,314,867	6,051,263	5,811,976
Dividend payable	632,669	-	-
Income tax liabilities	269,486	278,448	188,250
Short term borrowings	2,983,206	2,876,832	2,688,311
Current portion of interest bearing borrowings	1,313,892	342,823	1,374,413
Bank overdrafts	2,548,790	4,551,593	4,818,661
	13,062,910	14,100,959	14,881,611
Total equity & liabilities	66,213,940	45,053,082	65,946,449
	Rs.	Rs.	Rs.
Net assets per share	62.32	37.68	62.02

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements. The Group Finance Director certifies that the financial statements have been prepared in compliance with the requirements of the Companies Act No. 7 of 2007.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

26 July 2007

CONSOLIDATED CASH FLOW STATEMENT

For the three months ended 30th June	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	1,092,979	721,575
Adjustments for :		
Interest income	(664,990)	(56,851)
Dividend income	-	(694)
Finance expenses	497,670	186,903
Share of results of associates	(528,547)	(387,796)
(Profit) / loss on sale of non-current investments	(43,327)	-
(Profit) / loss on sale of property, plant & equipment	(18,254)	(1,431)
Depreciation of property, plant & equipment	291,898	298,046
Amortisation / depreciation of other non-current assets	37,366	26,738
Amortisation of other deferred liabilities	(395)	(409)
Gratuity provision	31,257	32,037
Operating profit before working capital changes	695,657	818,118
(Increase) / decrease in inventories	90,304	(156,948)
(Increase) / decrease in receivables & prepayments	383,495	(1,243,486)
(Increase) / decrease in non-current assets	(146,872)	(123,867)
Increase / (decrease) in creditors & accruals	(728,134)	1,081,868
Cash generated from operations	294,450	375,685
Interest received	664,990	56,851
Finance expenses paid	(497,670)	(186,903)
Dividend received	50,966	694
Tax paid	(170,747)	(162,520)
Gratuity paid	(7,657)	(10,199)
Net cash flow from operating activities	334,332	73,608
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Acquisition of property, plant & equipment	(587,466)	(526,138)
Addition to investment property	(10,530)	-
Purchase of lease rights	-	(2,177,124)
Acquisition of subsidiary	(331,431)	-
Increase in interest in subsidiaries	(1,385)	(39)
Increase in interest in associates	(222,694)	-
Proceeds from sale of non-current investments	89,170	-
Proceeds from sale of property, plant & equipment	54,519	3,569
Addition to intangible assets	(2,919)	(2,103)
Grants received for investing activities	1,300	-
Net cash flow used in investing activities	(1,011,436)	(2,701,835)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	12,813	12,547
Dividend paid to equity holders of parent	-	(400,142)
Dividend paid to minority shareholders	(20)	(115,374)
Proceeds from interest bearing borrowings	-	25,000
Repayment of interest bearing borrowings	(159,240)	(144,259)
Proceeds from / (repayment of) short term borrowings (net)	294,895	1,909,812
Net cash flow from financing activities	148,448	1,287,584
NET DECREASE IN CASH & CASH EQUIVALENTS	(528,656)	(1,340,643)
CASH & CASH EQUIVALENTS AT THE BEGINNING	13,150,261	2,294,593
CASH & CASH EQUIVALENTS AT THE END	12,621,605	953,950
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	13,611,955	3,994,022
Cash in hand & at bank	1,558,440	1,511,521
Bank overdrafts	(2,548,790)	(4,551,593)
	12,621,605	953,950

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional Financial Statements

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2007	**22,245,894**	**1,775,128**	**943,624**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**8,333,950**	**39,235,199**	**3,700,313**	**42,935,512**
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	-	-	-	(58,035)	-	(58,035)
Share options exercised	70,848	-	-	-	-	-	-	-	70,848	-	70,848
Currency translation differences	-	-	17,058	-	-	-	-	-	17,058	3,548	20,606
Net gain / (loss) recognised directly in equity											
Associate company share of net assets	-	40,945	66,526	-	-	-	-	(139,148)	(31,677)	-	(31,677)
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(1,385)	(1,385)	(59,072)	(60,457)
Profit for the period	-	-	-	-	-	-	-	821,164	821,164	40,093	861,257
Final dividend - 2006/07	-	-	-	-	-	-	-	(632,669)	(632,669)	-	(632,669)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	5,945	5,945	(5,965)	(20)
As at 30 June 2007	**22,258,707**	**1,816,073**	**1,027,208**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**8,387,857**	**39,426,448**	**3,678,917**	**43,105,365**
As at 1 April 2006	**9,205,273**	**1,778,279**	**618,074**	**418,640**	**3,370,775**	**1,585,169**	**75,000**	**5,749,896**	**22,801,106**	**3,633,759**	**26,434,865**
Share options exercised	12,547	-	-	-	-	-	-	-	12,547	-	12,547
Currency translation differences	-	-	28,349	-	-	-	-	-	28,349	1,699	30,048
Net gain / (loss) recognised directly in equity											
Effect of adopting revised SLAS 25 (2004)	-	-	-	-	-	-	-	882,181	882,181	-	882,181
Associate company share of net assets	-	-	29,896	16,926	-	-	-	(39,087)	7,735	-	7,735
Profit for the period	-	-	-		-	-	-	491,611	491,611	52,950	544,561
Final dividend paid - 2005/06	-	-	-	-	-	-	-	(400,142)	(400,142)	-	(400,142)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	12,525	12,525	(127,899)	(115,374)
As at 30 June 2006	**9,217,820**	**1,778,279**	**676,319**	**435,566**	**3,370,775**	**1,585,169**	**75,000**	**6,696,984**	**23,835,912**	**3,560,509**	**27,396,421**

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY INCOME STATEMENT

For the three months ended 30th June	2007	2006	Change %	Year ended 31.03.2007
Revenue	152,660	103,768	47	490,586
Cost of sales	(77,972)	(58,578)	33	(233,574)
Gross profit	74,688	45,190	65	257,012
Dividend income	70,171	473,120	(85)	2,894,213
Other operating income	523,219	6,861	7,526	205,806
Administrative expenses	(167,635)	(147,608)	14	(588,044)
Other operating expenses	(3,791)	(3,796)	-	(21,299)
Finance expenses	(177,778)	(81,376)	118	(632,423)
Profit from sale of non-current investments	-	-	-	37,039
Profit before tax	318,874	292,391	9	2,152,304
Tax expense	(16,466)	(10,350)	59	(7,664)
Profit for the period	302,408	282,041	7	2,144,640
	Rs.	Rs.		Rs.
Dividend per share	1.00	1.00		3.00

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th June	2007	2006	As at 31.03.2007
ASSETS			
Non-current assets			
Property, plant & equipment	**357,862**	337,047	**380,139**
Investment property	**800,000**	800,000	**800,000**
Investments in subsidiaries & joint ventures	**14,446,338**	14,401,696	**14,446,331**
Investments in associates	**5,995,133**	1,665,947	**5,995,133**
Other investments	**106,467**	94,507	**106,467**
Other non-current assets	**35,964**	63,918	**37,952**
	21,741,764	17,363,115	**21,766,022**
Current assets			
Inventories	**839**	872	**847**
Trade & other receivables	**269,806**	341,372	**205,690**
Amounts due from related parties	**998,630**	260,692	**826,883**
Short term investments	**10,095,315**	-	**12,301,694**
Cash in hand & at bank	**2,995**	5,114	**25,348**
	11,367,585	608,050	**13,360,462**
Total assets	**33,109,349**	17,971,165	**35,126,484**
EQUITY & LIABILITIES			
Stated capital	**22,258,707**	9,217,820	**22,245,894**
Revenue reserves	**5,385,770**	4,865,596	**5,716,031**
Total equity	**27,644,477**	14,083,416	**27,961,925**
Non-current liabilities			
Interest bearing borrowings	**2,845,493**	600,000	**2,895,493**
Retirement benefit obligations	**88,344**	76,296	**86,316**
	2,933,837	676,296	**2,981,809**
Current liabilities			
Trade & other payables	**358,499**	236,365	**344,828**
Amounts due to related parties	**139,402**	42,707	**128,217**
Dividend payable	**632,669**	-	**-**
Income tax liabilities	**13,865**	12,266	**4,766**
Short term borrowings	**500,000**	500,000	**500,000**
Current portion of interest bearing borrowings	**700,000**	82,505	**700,000**
Bank overdrafts	**186,600**	2,337,610	**2,504,939**
	2,531,035	3,211,453	**4,182,750**
Total equity & liabilities	**33,109,349**	17,971,165	**35,126,484**
	Rs.	Rs.	**Rs.**
Net assets per share	**43.70**	22.26	**44.20**

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements. The Group Finance Director certifies that the financial statements have been prepared in compliance with the requirements of the Companies Act No. 7 of 2007.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

26 July 2007

COMPANY CASH FLOW STATEMENT

For the three months ended 30th June	**2007**	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**318,874**	292,391
Adjustments for:		
Finance expenses	**177,778**	81,376
Depreciation of property, plant & equipment	**27,215**	24,634
Profit on sale of property, plant & equipment	**(57)**	-
Gratuity provision	**2,028**	2,462
Operating profit before working capital changes	**525,838**	400,863
(Increase) / decrease in receivables & prepayments	**(233,207)**	(71,479)
Increase / (decrease) in creditors & accruals	**21,538**	68,544
Cash generated from operations	**314,169**	397,928
Finance expenses paid	**(177,778)**	(81,376)
Tax paid	**(4,708)**	(29,260)
Net cash flow from operating activities	**131,683**	287,292
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of property, plant & equipment	**(5,066)**	(12,319)
Purchase of investments	**(7)**	(1,545,000)
Proceeds from sale of investments	**184**	-
Net cash flow used in investing activities	**(4,889)**	(1,557,319)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	**12,813**	12,547
Dividend paid	**-**	(400,142)
Repayment of long term borrowings	**(50,000)**	(82,469)
Net cash flow used in financing activities	**(37,187)**	(470,064)
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	**89,607**	(1,740,091)
CASH & CASH EQUIVALENTS AT THE BEGINNING	**9,822,103**	(592,405)
CASH & CASH EQUIVALENTS AT THE END	**9,911,710**	(2,332,496)
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	**10,095,315**	-
Cash in hand & at bank	**2,995**	5,114
Bank overdrafts	**(186,600)**	(2,337,610)
	9,911,710	(2,332,496)

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2007	**22,245,894**	**2,600,000**	**1,519,322**	**75,000**	**1,521,709**	**27,961,925**
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	(58,035)
Share options exercised	70,848	-	-	-	-	70,848
Profit for the period	-	-	-	-	302,408	302,408
Final dividend - 2006/07	-	-	-	-	(632,669)	(632,669)
As at 30 June 2007	**22,258,707**	**2,600,000**	**1,519,322**	**75,000**	**1,191,448**	**27,644,477**
As at 1 April 2006	**9,205,273**	**2,100,000**	**1,519,322**	**75,000**	**1,289,375**	**14,188,970**
Share options exercised	12,547	-	-	-	-	12,547
Profit for the period	-	-	-	-	282,041	282,041
Final dividend paid - 2005/06	-	-	-	-	(400,142)	(400,142)
As at 30 June 2006	**9,217,820**	**2,100,000**	**1,519,322**	**75,000**	**1,171,274**	**14,083,416**

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

SEGMENT INFORMATION

For the three months ended 30th June	Transportation 2007	Transportation 2006	Leisure 2007	Leisure 2006	Property 2007	Property 2006	Consumer Foods & Retail 2007	Consumer Foods & Retail 2006	Financial Services 2007	Financial Services 2006	Information Technology 2007	Information Technology 2006	Others 2007	Others 2006	Group Total 2007	Group Total 2006
Total revenue	2,721,333	2,735,525	1,713,375	1,506,481	510,146	155,779	2,773,134	2,433,295	20,116	31,047	444,116	527,279	738,291	478,016	8,920,511	7,867,422
Intra segment revenue	-	-	(104,360)	(105,719)	-	-	(54,616)	(60,435)	-	-	(1,326)	(2,992)	(15,003)	(7,142)	(175,305)	(176,288)
Segment revenue	2,721,333	2,735,525	1,609,015	1,400,762	510,146	155,779	2,718,518	2,372,860	20,116	31,047	442,790	524,287	723,288	470,874	8,745,206	7,691,134
Inter segment revenue	(45,340)	(21,152)	(13,736)	(12,577)	(36,798)	(27,772)	(8,918)	(10,245)	-	-	(37,801)	(33,798)	(134,180)	(73,704)	(276,773)	(179,248)
Revenue	2,675,993	2,714,373	1,595,279	1,388,185	473,348	128,007	2,709,600	2,362,615	20,116	31,047	404,989	490,489	589,108	397,170	8,468,433	7,511,886
Segment results	387,863	300,830	(65,951)	74,957	86,997	50,417	127,617	129,001	(15,156)	8,619	(32,862)	26,820	(38,155)	(127,787)	450,353	462,857
Eliminations / unallocated															568,422	57,825
															1,018,775	520,682
Finance expenses	(2,460)	(3,167)	(253,413)	(76,484)	(7,101)	(4,464)	(41,558)	(18,807)	(6)	(58)	(5,523)	(771)	(187,609)	(83,152)	(497,670)	(186,903)
Share of results of associates	399,794	292,066	-	-	-	-	-	-	123,846	95,730	(3,880)	-	8,787	-	528,547	387,796
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	43,327	-	43,327	-
Profit / (loss) before tax	823,739	605,136	(351,321)	11,877	94,560	52,904	85,590	112,555	112,983	108,328	(25,926)	31,917	353,354	(201,142)	1,092,979	721,575
Tax expense	(46,566)	(38,899)	6,009	(5,865)	(14,889)	(5,715)	(36,054)	(48,720)	(48,369)	(24,816)	(3,264)	(6,929)	(88,589)	(46,070)	(231,722)	(177,014)
Profit / (loss) for the period	777,173	566,237	(345,312)	6,012	79,671	47,189	49,536	63,835	64,614	83,512	(29,190)	24,988	264,765	(247,212)	861,257	544,561
Attributable to:																
Equity holders of the parent	760,047	562,445	(315,648)	3,420	69,862	40,309	29,254	34,190	66,685	82,206	(29,190)	24,988	240,154	(255,947)	821,164	491,611
Minority interest	17,126	3,792	(29,664)	2,592	9,809	6,880	20,282	29,645	(2,071)	1,306	-	-	24,611	8,735	40,093	52,950
	777,173	566,237	(345,312)	6,012	79,671	47,189	49,536	63,835	64,614	83,512	(29,190)	24,988	264,765	(247,212)	861,257	544,561

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation..
The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended 30th June	**2007**	2006
1. Market Price Per Share		
	Rs.	Rs.
Highest	**156.75**	159.50
Lowest	**140.00**	118.00
Last traded	**145.25**	132.00

2. The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2007 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting. Further, provisions of the new Companies Act No. 7 of 2007 have been considered in preparing the interim financial statements of the company and of the group.

3. The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4. Net assets per share has been calculated, for all periods, based on the number of shares in issue as at 30 June 2007.

5. The group disposed its investment in Unawatuna Walk Inn Ltd., on 19 April 2007 for a total consideration of Rs. 89 mn.

6. The results of Tranquility (Pvt) Ltd., which was acquired on 6 May 2007, has been consolidated based on the provisional financial statements, pending finalisation of the fair value of the acquired balance sheet.

7. A final dividend of Rs. 1.00 per share for the financial year ended 31 March 2007 was paid on 6 July 2007.

8. There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

9. All values included in these financial statements are in Rs. '000s unless otherwise stated.

END